Exhibit 3.1(b)

Exhibit D

Appraisal Process Agreement

Agreement for Appraisal Process under Section 12.5.

            In the event that TKK Investments, LLC or TMKCo, LLC (each an “Appraisal Party” and collectively as “Appraisal Parties”) give an Appraisal Election Notice under Section 12.5.1 of the National Beef Packing Company, LLC Limited Liability Company Agreement (“LLC Agreement”) then each of the Appraisal Parties agree that the Appraisal Value under Section 12.5.3 of the LLC Agreement is the EBITDA of the Company multiplied by six, minus the outstanding debt of the Company, with the EBITDA determined as the four quarter average of the trailing eight fiscal quarters determined from the most recent financial statements filed as the Company’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q, or auditor reviewed quarterly financial statements of the Company (in the preceding order of priority) prior to the date of the Appraisal Election Notice.

Agreement For Klein Entity Liquidation Value Prior To Appraisal Process

            In the event that TKK Investments, LLC or TMKCo, LLC (the “Klein Entities”), are required to sell or liquidate some or all of the Units held by the Klein Entities prior to August 6, 2011 (the next Klein Entities appraisal process start date), the Company agrees that the price for the Units held by the Klein Entities that are required to be sold or redeemed will not be less than the Appraisal Value agreed to in the above paragraph for appraisal under Section 12.5, and the Company will add to the price to be paid to the Klein Entities so that the sale or redemption price is not less than the Appraisal Value.